UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Genomic Health, Inc.
File Nos. 333-126626 and 0-51541

CF#32979

Genomic Health, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on July 15, 2005 and Form 10-K filed on March 14, 2012.

Based on representations by Genomic Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.8	S-1	7-15-2005	through: September 21, 2020
10.17	10-K	3-14-2012	through: September 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary